Exhibit 99.1

Hut 8 Mining Provides Production Update for August 2021

TORONTO, September 2, 2021 -- Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or “the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Mining Production Highlights for August 2021:

●	326 Bitcoin mined, resulting in average production of 10.5 Bitcoin per day

●	100% of self-mined Bitcoin were deposited into custody as of August 31, consistent with Hut 8’s “hodl” strategy

●	Total Bitcoin balance held in reserve: 4,450 as of August 31, 2021

●	Received and installed 1,025 net new MicroBT machines, adding 92 PH/s to production rate

The installation of additional MicroBT 30S machines in August brings Hut 8’s installed hashrate to 1.37 EH/s. Accordingly, despite recent upward network difficulty adjustments, we continue to mine approximately 9-10 Bitcoin per day.

“We are pleased with another strong month from an operations perspective, with our Alberta-based team working to both optimize existing equipment, while continually bringing new miners online,” commented Shane Downey, Chief Financial Officer of Hut 8. “Specifically, we are excited to have begun the installation of NVIDIA cryptocurrency mining processors (”CMPs”). We remain encouraged that our previously announced strategy of mining the Ethereum network with these CMPs, while settling in Bitcoin, will provide compelling economics, with a total cost per Bitcoin expected to be under CAD$3,000.”

About Hut 8:

Hut 8 is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin’s market direction. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, the Company's trajectory to produce additional Bitcoin, the expected timing of equipment deliveries, planned investments for the balance of 2021 and costs associated with mining digital assets.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking statements. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 02-SEP-21